                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


 (Mark One)

    [X]                          Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                 (Fee Required)
                    For the fiscal year ended June 30, 1995



                                       OR



    [ ]        Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)

                         For the transition period from


                        Commission File Number 33-26867


            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                              (Title of the Plan)



                         LYONDELL PETROCHEMICAL COMPANY
                              1221 McKinney Street
                                   Suite 1600
                              Houston, Texas 77010

                    (Name and address of principal executive office of the issuer of the securities)

           FINANCIAL STATEMENTS OF THE LYONDELL PETROCHEMICAL COMPANY
            CAPITAL ACCUMULATION PLAN FOR NON-REPRESENTED EMPLOYEES


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                             PAGE
                                                             ----

Report of Independent Accountants                               2

Financial Statements:

         Statement of Net Assets Available for Benefits
            as of June 30, 1995 and 1994                        3

         Statement of Changes in Net Assets Available for
            Benefits with Fund Information for the year
            ended June 30, 1995                                 4

         Notes to Financial Statements                          5

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
     as of and for the year ended June 30, 1995                 9

    Item 27d - Schedule of Reportable Transactions
     for the year ended June 30, 1995                          10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefits Administrative Committee of the
Lyondell Petrochemical Company
 Capital Accumulation Plan for Non-Represented Employees:

We have audited the accompanying statement of net assets available for benefits of the Lyondell Petrochemical Company Capital Accumulation Plan for Non-Represented Employees (the "Plan") as of June 30, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended June 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended June 30, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.
Los Angeles, California
December 6, 1995

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF JUNE 30, 1995 AND 1994



                                              1995          1994
                                          ------------  ------------
ASSETS

Investments, at fair value:
   Lyondell common stock
     (1995 - 1,414,306 shares, cost
      $31,632,558)
     (1994 - 1,223,629 shares, cost
      $26,255,750)                         $36,241,591   $30,131,864

   ARCO common stock
     (1995 - 106,873 shares, cost
      $7,466,571)
     (1994 - 109,437 shares, cost
      $7,426,459)                           11,729,312    11,189,933

   ARCO Chemical Company common stock
     (1994 - 609 shares, cost $23,122)           - - -        27,633

   Money Market Fund                        10,199,381     8,150,472

   Equity Fund
     (1995 - 64,066 units, cost
      $2,624,939)
     (1994 - 57,183 units, cost
      $2,233,423)                            3,627,673     2,589,118

   Bond Fund
     (1995 - 62,064 units, cost
      $877,080)
     (1994 - 68,146 units, cost
      $956,320)                              1,007,113       998,929
                                           -----------   -----------

        Total investments                   62,805,070    53,087,949

Participant loans receivable                 2,902,000     3,134,259

Restoration payment receivable (Note 5)          - - -       471,222

Other assets                                   294,179        76,874
                                           -----------   -----------

        Total assets                        66,001,249    56,770,304


LIABILITIES

Amounts payable for securities
 purchased and other accrued
 liabilities                                     - - -        42,911
                                           -----------   -----------
Net assets available for benefits          $66,001,249   $56,727,393
                                           ===========   ===========

                       See notes to financial statements.

                      LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN FOR NON-REPRESENTED EMPLOYEES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                 FOR THE YEAR ENDED JUNE 30, 1995
                                                                                        PARTICIPANT
                                                                                          DIRECTED
                                            --------------------------------------------------------------------------------------
                                                                              ARCO
                                                                            CHEMICAL
                                               LYONDELL         ARCO         COMMON        VASTAR         MONEY        EQUITY
                              PLAN TOTAL     COMMON STOCK   COMMON STOCK      STOCK     COMMON STOCK   MARKET FUND      FUND
                             -------------  --------------  -------------   --------    ------------  -------------  -----------
Contributions:
   Company                    $ 2,958,022
   Participant                  3,330,360     $ 1,565,330                                              $   961,509   $  682,683
                           -------------------------------------------------------------------------------------------------------
      Total                     6,288,382       1,565,330                                                  961,509      682,683
                           -------------------------------------------------------------------------------------------------------

Benefits paid to
 participants                  (2,495,233)       (159,784)   $  (111,034)                               (1,878,475)
                           -------------------------------------------------------------------------------------------------------

Investment income:
   Dividends on  common
    stock                       1,764,361         448,883        593,092
   Earnings on other
    investments                   690,574                                                                  484,062
   Net appreciation in the
    fair value
    of investments              2,971,652         617,162        812,068     $  1,131       $   546                     706,154
                           -------------------------------------------------------------------------------------------------------

        Net investment
         income                 5,426,587       1,066,045      1,405,160        1,131           546        484,062      706,154
                           -------------------------------------------------------------------------------------------------------

Amounts transferred from
 (to):
   LCR Capital Accumulation
     Plan (Non-Represented)        11,501          (4,110)         5,838                                    20,873       (5,001)
   Vastar Capital Accum.
    Plan II                        58,333                         42,399                      3,492         11,834          360
   ARCO Capital Accum.
    Plan II                       (26,340)         (3,341)        (7,316)                                  (10,141)
   ARCO Chem. Capital
    Accum. Plan                    10,626                                       7,596                        1,108          997

Net transfers between
 invest. options                    - - -         356,688       (795,668)     (36,360)       (4,038)     2,247,133     (346,638)
                           -------------------------------------------------------------------------------------------------------

Net increase (decrease)         9,273,856       2,820,828        539,379      (27,633)        - - -      1,837,903    1,038,555

Net assets available for
 benefits:
   Beginning of year           56,727,393      11,332,449     11,189,933       27,633         - - -      8,655,657    2,589,118
                           -------------------------------------------------------------------------------------------------------
   End of year                $66,001,249     $14,153,277    $11,729,312     $  - - -       $ - - -    $10,493,560   $3,627,673
                           =======================================================================================================

                                   PARTICIPANT                 NON-PARTICIPANT
                                     DIRECTED                      DIRECTED
                             -----------------------------  -------------------


                                 BOND         PARTICIPANT         LYONDELL
                                 FUND            LOANS         COMMON STOCK
                             -------------  --------------     -------------
Contributions:
   Company                                                     $ 2,958,022

   Participant                 $ 120,838
                           -------------------------------------------------
      Total                      120,838                         2,958,022
                           -------------------------------------------------

Benefits paid to
 participants                                                     (345,940)
                           -------------------------------------------------

Investment income:
   Dividends on common
    stock                                                          722,386
   Earnings on other
    investments                              $  206,512
   Net appreciation in the
    fair value
    of investments                91,479                           743,112
                           -------------------------------------------------

        Net investment
         income                   91,479        206,512          1,465,498
                           -------------------------------------------------

Amounts transferred from
 (to):
   LCR Capital Accumulation
     Plan (Non-Represented)                         718             (6,817)
   Vastar Capital Accum.
    Plan II                          248
   ARCO Capital Accum.
    Plan II                                                         (5,542)
   ARCO Chem. Capital
    Accum. Plan                      925

Net transfers between
 invest. options                (205,306)      (439,489)          (776,322)
                           -------------------------------------------------

Net increase (decrease)            8,184       (232,259)         3,288,899

Net assets available for
 benefits:
   Beginning of year             998,929      3,134,259         18,799,415
                           -------------------------------------------------
   End of year                $1,007,113     $2,902,000        $22,088,314
                           =================================================

                       See notes to financial statements.

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

          The Lyondell Petrochemical Company Capital Accumulation Plan for Non-Represented Employees (the "Plan") is a defined contribution plan for non-represented employees and deferred vested retirees of Lyondell Petrochemical Company (the "Company" or "Lyondell").

          All participant assets are held in trust. Participant's contributions are invested by the Trustee in accordance with the investment option or options selected by each participant. That portion of a participant's account derived from the participant's own contributions and earnings thereon may be invested in the following alternatives or any combination thereof: common stock of the Company, units of the Equity Fund, units of the Bond Fund or units of the Money Market Fund. When investing in common stock of the Company, the participant may designate that the common stock be held either in the ESOP fund (that part of the Plan qualified as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the non-ESOP fund. Dividends on common stock held in the non-ESOP fund are reinvested in the common stock of the Company and held in the participant's plan account. Dividends on common stock held in the ESOP fund are reinvested in the Money Market Fund and held in the participant's plan account. All Company contributions are made in the form of common stock of the Company or cash to be used to purchase common stock of the Company and are invested in the ESOP fund.

          On July 1, 1993, the Company and CITGO Petroleum Corporation ("CITGO") announced the commencement of operations of LYONDELL-CITGO Refining Company Ltd. ("LCR"). LCR adopted the LYONDELL-CITGO Refining Company Ltd. Capital Accumulation Plan for Non-Represented Employees (the "LCR Plan") which is substantially similar to the Plan. All participants of the Plan who became employees of LCR as of July 1, 1993 continued to participate in the Plan until August 23, 1993. On August 23, 1993, participants of the Plan who became employees of LCR had the assets attributable to their participation in the Plan transferred to the LCR Plan.

          Employees of ARCO or ARCO Chemical who became employees of the Company had their assets attributable to their participation in the Atlantic Richfield Company Capital Accumulation Plan II or ARCO Chemical Company Capital Accumulation Plan (which assets included ARCO common stock and ARCO Chemical common stock) transferred to the Plan. ARCO common stock may be held or sold within the Plan; however, no new purchases of ARCO common stock may be made except upon reinvestment of dividends from the common stock. Effective June 16, 1995, ARCO Chemical common stock was no longer available as an investment alternative in the Plan.

          Under plan provisions, participants, upon reaching normal retirement age of 65, are distributed their account balances within 60 days of their retirement, or, if the participant so elects, in the calendar year following such retirement. If a participant terminates employment, for any reason, prior to normal retirement age, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. A participant may elect within sixty days of termination to receive an immediate distribution or defer receipt until the following calendar year.

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN (CONTINUED)

          Participants are allowed to contribute from 1% to 12% of their base pay to the Plan through payroll deductions. The Company makes matching contributions to the participant's account at 150% of the participant's contribution, up to a Company contribution of 6% of the participant's base salary. All contributions and earnings are fully vested and nonforfeitable. All contributions and earnings are allocated to individual participant accounts on an equity basis. Participants should refer to the Plan document for a complete description of the Plan.

          Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

          Investments in common stock of the Company and ARCO are valued at fair value based on quoted market prices in an active market as of the last business day of the Plan's fiscal year. All other investment options are valued at net asset value as of the last business day of the Plan's fiscal year. Net asset value is the fair value of all securities plus accruals for dividend income, interest income, and investment management expenses. The value per unit is determined by dividing the net asset value by number of units outstanding. Short-term and certain other investments are valued at cost which approximates fair value.

          Purchases and sales of securities are accounted for on a trade date basis (the date the order to buy or sell is executed). Gains or losses on the sale or distribution of securities is computed on a first-in-first-out basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Plan Expenses

          All costs of administering the Plan are paid by the Company.

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Participant Loans

          Participant loans are interest-bearing loans taken by participants against their respective account balances. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Lyondell Petrochemical Company Capital Accumulation Plan for Non-Represented Employees Administrative Committee. Interest rates range from 6 percent to 9.5 percent. A loan may be taken by participants for a period from one to five years. Repaid principal and interest are credited to the participant's Money Market Fund account. The loans are collateralized by the balance in the participant's account.

Payment of Benefits

          Benefits are recorded when paid.


3.  TAX STATUS

          The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS"). Accordingly, no provision is made for federal income taxes.

          Subsequent Plan amendments are not included in the IRS's ruling. The Company believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the Code. The Plan as amended was submitted to the IRS on June 30, 1995 for a favorable determination letter.


4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                    JUNE 30
                                          --------------------------
                                              1995          1994
                                          ------------  ------------
Net assets available for benefits per
 the financial statements                 $66,001,249    $56,727,393

Amounts allocated to withdrawing
 participants                                (386,700)      (180,369)
                                          --------------------------
Net assets available for benefits per
 the Form 5500                            $65,614,549    $56,547,024
                                          ==========================

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS


4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.

                                            YEAR ENDED
                                          JUNE 30, 1995
                                          --------------
Benefits paid to participants per the
 financial statements                        $2,495,233

Add:  Amounts allocated to withdrawing
   participants at June 30, 1995                386,700

Less:  Amounts allocated to withdrawing
   participants at June 30, 1994               (180,369)
                                             ----------

Benefits paid to participants per the
 Form 5500                                   $2,701,564
                                             ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.


5.  RESTORATION PAYMENT

    On December 1, 1994, after receiving a favorable ruling from the IRS, ARCO made a restoration payment to the Plan which constituted a reimbursement of principal and interest with respect to certain losses incurred by the Plan on April 30, 1994.


6.  VALUATION OF EQUITY AND BOND FUND UNITS

                                     EQUITY FUND                 BOND FUND
                             --------------------------   ------------------------
                               NO. OF UNITS  UNIT VALUE   NO. OF UNITS  UNIT VALUE
                             -----------------------------------------------------

September 30, 1994                   59,633       $47.33        76,297      $14.53
December 31, 1994                    62,508       $46.99        66,747      $14.54
March 31, 1995                       63,031       $51.52        50,325      $15.31
June 30, 1995                        64,066       $56.62        62,064      $16.23

7.  SUBSEQUENT EVENTS

    Effective as of July 1, 1995, the Lyondell Petrochemical Company Savings Plan for Non-Represented Employees ("Savings Plan") was merged into the Plan and the assets of the Savings Plan were subsequently transferred into the Plan.

    Effective as of July 1, 1995, the Plan was amended and its name was changed to "Lyondell Petrochemical Company 401(k) and Savings Plan."

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                             SUPPLEMENTAL SCHEDULES
                            EIN: 95-4160558, P/N 005

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AS OF JUNE 30, 1995

------------------------------------------------------------------------------------------------------------------------------------

  (a)                (b) IDENTITY OF ISSUE,              (C) DESCRIPTION OF INVESTMENT           (D) COST          (E) CURRENT
                  BORROWER, LESSOR, OR SIMILAR           INCLUDING MATURITY DATE, RATE                                 VALUE
                             PARTY                      OF INTEREST, COLLATERAL, PAR OR
                                                                MATURITY VALUE
====================================================================================================================================

                       ARCO common stock                        Par value $2.50                $ 7,466,571          $11,729,312
------------------------------------------------------------------------------------------------------------------------------------

                     Lyondell common stock                      Par value $1.00                $31,632,558          $36,241,591
------------------------------------------------------------------------------------------------------------------------------------

                       Money Market Fund                Cash and cash equivalents with
                                                            variable interest rates            $10,199,381          $10,199,381
------------------------------------------------------------------------------------------------------------------------------------

                          Equity Fund                           Par value $15.33               $ 2,624,939          $ 3,627,673
------------------------------------------------------------------------------------------------------------------------------------

                           Bond Fund                            Par value $10.00               $   877,080          $ 1,007,113
------------------------------------------------------------------------------------------------------------------------------------

                       Participant Loans                Various interest rates ranging
                                                          from 6% to 9.5%; maturing
                                                            between 1 and 5 years                                   $ 2,902,000
====================================================================================================================================



   ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH
                 ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                        FOR THE YEAR ENDED JUNE 30, 1995

=============================================================================================================
  (A) IDENTITY OF ISSUE,           (B) DESCRIPTION OF INVESTMENT         (C) COST OF       (D) PROCEEDS OF
BORROWER, LESSOR, OR SIMILAR       INCLUDING MATURITY DATE, RATE        ACQUISITIONS         DISPOSITIONS
          PARTY                   OF INTEREST, COLLATERAL, PAR OR
                                          MATURITY VALUE
=============================================================================================================
    ARCO common stock                     Par value $2.50                 $ 18,929             $ 19,618
-------------------------------------------------------------------------------------------------------------
  Lyondell common stock                   Par value $1.00                 $470,218             $450,008
-------------------------------------------------------------------------------------------------------------
  ARCO Chemical Company
      common stock                        Par value $1.00                 $  3,189             $  3,179
-------------------------------------------------------------------------------------------------------------
  Vastar Resources, Inc.
      common stock                        Par value $ .01                 $  3,743             $  4,048
-------------------------------------------------------------------------------------------------------------
      Equity Fund                        Par value $15.33                 $134,392             $138,120
-------------------------------------------------------------------------------------------------------------
       Bond Fund                         Par value $10.00                 $128,674             $127,063
=============================================================================================================

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES
                       SUPPLEMENTAL SCHEDULES (CONTINUED)

                            EIN: 95-4160558, P/N 005
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED JUNE 30, 1995

====================================================================================================================================

   (A) IDENTITY OF PARTY           (B) DESCRIPTION OF         (C) PURCHASE       (D) SELLING        (E) LEASE        (F) EXPENSE
           INVOLVED              ASSET (INCLUDE INTEREST          PRICE              PRICE            RENTAL           INCURRED
                                  RATE AND MATURITY IN                                                                   WITH
                                     CASE OF A LOAN)                                                                 TRANSACTION
====================================================================================================================================

     ARCO common stock              Par value $2.50            $  593,046                              N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

     ARCO common stock              Par value $2.50                               $  905,656           N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

   Lyondell common stock            Par value $1.00            $8,374,387                              N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

   Lyondell common stock            Par value $1.00                               $3,605,124           N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

   ARCO Chemical Company
       common stock                 Par value $1.00            $    1,148                              N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

   ARCO Chemical Company
       common stock                 Par value $1.00                               $   37,508           N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

  Vastar Resources, Inc.
      common stock                  Par value $ .01                                                    N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

  Vastar Resources, Inc.
      common stock                  Par value $ .01                               $    4,038           N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

    Money Market Fund               Cash and cash
                                   equivalents with            $11,039,541                             N/A               N/A
                                variable interest rates
------------------------------------------------------------------------------------------------------------------------------------

    Money Market Fund               Cash and cash
                                   equivalents with                               $9,014,306           N/A               N/A
                                variable interest rates
------------------------------------------------------------------------------------------------------------------------------------

       Equity Fund                  Par value $15.33           $   996,320                             N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

       Equity Fund                  Par value $15.33                              $  660,275           N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

        Bond Fund                   Par value $10.00           $   352,436                             N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------

        Bond Fund                   Par value $10.00                              $  436,904           N/A               N/A
====================================================================================================================================


========================================================================================
   (A) IDENTITY OF PARTY       (G) COST OF             (H) CURRENT           (I) NET
           INVOLVED                ASSET             VALUE OF ASSET           GAIN OR
                                                     ON TRANSACTION            (LOSS)
                                                          DATE
=========================================================================================
     ARCO common stock                                $   593,046            $  - - -
-----------------------------------------------------------------------------------------
     ARCO common stock          $  589,078            $   906,656            $317,578
-----------------------------------------------------------------------------------------
   Lyondell common stock                              $ 8,374,387            $  - - -
-----------------------------------------------------------------------------------------
   Lyondell common stock        $2,977,697            $ 3,605,124            $627,427
-----------------------------------------------------------------------------------------
   ARCO Chemical Company
       common stock                                   $     1,148            $  - - -
-----------------------------------------------------------------------------------------
   ARCO Chemical Company
       common stock             $   32,283            $    37,508            $  5,225
-----------------------------------------------------------------------------------------
  Vastar Resources, Inc.
      common stock                                                           $  - - -
-----------------------------------------------------------------------------------------
  Vastar Resources, Inc.
      common stock              $    3,733            $     4,038            $    305
-----------------------------------------------------------------------------------------
    Money Market Fund
                                                      $11,039,541            $  - - -

-----------------------------------------------------------------------------------------
    Money Market Fund
                                $9,014,306            $ 9,014,306            $  - - -

-----------------------------------------------------------------------------------------
       Equity Fund                                    $   996,320            $  - - -
-----------------------------------------------------------------------------------------
       Equity Fund              $  601,023            $   660,275            $ 59,252
-----------------------------------------------------------------------------------------
        Bond Fund                                     $   352,436            $  - - -
-----------------------------------------------------------------------------------------
        Bond Fund               $  432,807            $   436,904            $  4,097
=========================================================================================

            LYONDELL PETROCHEMICAL COMPANY CAPITAL ACCUMULATION PLAN
                         FOR NON-REPRESENTED EMPLOYEES

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     LYONDELL PETROCHEMICAL COMPANY
                                      CAPITAL ACCUMULATION PLAN FOR
                                       NON-REPRESENTED EMPLOYEES

                              By /s/ Richard W. Park
                                 ---------------------------------------
                                     RICHARD W. PARK
                              Chairman, Benefits Administrative Committee



Date:  December 14, 1995

                                 EXHIBIT INDEX

                                                        SEQUENTIALLY
EXHIBIT                                                 NUMBERED PAGE
  NO.                       EXHIBIT                    WHERE LOCATED
-------                     -------                    -------------
 24            Consent of Coopers & Lybrand L.L.P.           13